                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)
                                (Final Amendment)

                              American Media, Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    29354101
                                 (CUSIP Number)

                              Roy F. Coppedge, III
                        Boston Ventures Management, Inc.
                          1 Federal Street, 23rd Floor
                        Boston, Massachusetts 02110-2003
                                 (617) 350-1500

                                -with a copy to -

                            Laurence D. Weltman, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 7, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

                               Page 1 of 11 Pages
                        Exhibit Index appears on Page 12

                                  SCHEDULE 13D

CUSIP No. 29354101

1        Name of Reporting Person

              I.R.S. Identification Nos. of Above Persons (entities only)

              Boston Ventures Limited Partnership III       I.R.S. No. 043052121

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a. [X]
                                                     b. [ ]
3        SEC Use Only

4        Source of Funds  (See Instructions)
                  N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Massachusetts

                           7        Sole Voting Power

 Number of                                     0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                     0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                      0
    With
                           10       Shared Dispositive Power

                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                               0

12       Check Box If the Aggregate Amount in Row (11)
         Excludes Certain Shares  (See Instructions)  [ ]

13       Percent of Class Represented By Amount in Row (11)
                                    0%

14       Type of Reporting Person  (See Instructions)
                                    PN

                                  SCHEDULE 13D

CUSIP No. 29354101

1        Name of Reporting Person

              I.R.S. Identification Nos. of Above Persons (entities only)

              Boston Ventures Limited Partnership IIIA      I.R.S. No. 043077486

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a. [X]
                                                     b. [ ]
3        SEC Use Only

4        Source of Funds  (See Instructions)
                  N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Massachusetts

                           7        Sole Voting Power

 Number of                                     0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                     0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                      0
    With
                           10       Shared Dispositive Power

                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                               0

12       Check Box If the Aggregate Amount in Row (11)
         Excludes Certain Shares  (See Instructions)     [ ]

13       Percent of Class Represented By Amount in Row (11)
                                    0%

14       Type of Reporting Person  (See Instructions)
                                    PN

                                  SCHEDULE 13D

CUSIP No. 29354101

1        Name of Reporting Person

                  I.R.S. Identification Nos. of Above Persons (entities only)

                  PEMIMA, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a. [X]
                                                     b. [ ]
3        SEC Use Only

4        Source of Funds  (See Instructions)

                  N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power

 Number of                                     0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                     0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                      0
    With
                           10       Shared Dispositive Power

                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                               0

12       Check Box If the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions) [ ]

13       Percent of Class Represented By Amount in Row (11)
                                    0%

14       Type of Reporting Person  (See Instructions)
                                    PN

                                  SCHEDULE 13D

CUSIP No. 29354101

1        Name of Reporting Person

                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Michael J. Boylan

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a. [X]
                                                     b. [ ]
3        SEC Use Only

4        Source of Funds  (See Instructions)
                  N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power

 Number of                                     0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                     0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                      0
    With
                           10       Shared Dispositive Power

                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                               0

12       Check Box If the Aggregate Amount in Row (11)
         Excludes Certain Shares  (See Instructions) [ ]


13       Percent of Class Represented By Amount in Row (11)
                                    0%

14       Type of Reporting Person  (See Instructions)
                                    IN

                                  SCHEDULE 13D

CUSIP No. 29354101

1        Name of Reporting Person

                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Peter J. Callahan

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a. [X]
                                                     b. [ ]
3        SEC Use Only

4        Source of Funds  (See Instructions)
                  N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power

 Number of                                     0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                     0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                      0
    With
                           10       Shared Dispositive Power

                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                               0

12       Check Box If the Aggregate Amount in Row (11)
         Excludes Certain Shares  (See Instructions) [ ]


13       Percent of Class Represented By Amount in Row (11)
                                    0%

14       Type of Reporting Person  (See Instructions)
                                    IN

                                  SCHEDULE 13D

CUSIP No. 29354101

1        Name of Reporting Person

                  I.R.S. Identification Nos. of Above Persons (entities only)

                  Maynard Rabinowitz

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a. [X]
                                                     b. [ ]
3        SEC Use Only

4        Source of Funds  (See Instructions)
                  N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power

 Number of                                     0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                     0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                      0
    With
                           10       Shared Dispositive Power

                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                               0

12       Check Box If the Aggregate Amount in Row (11)
         Excludes Certain Shares  (See Instructions) [ ]


13       Percent of Class Represented By Amount in Row (11)
                                    0%

14       Type of Reporting Person  (See Instructions)
                                    IN

                                 SCHEDULE 13D/A
                               (Amendment No. 12)
                                (Final Amendment)

     This statement amends and supplements the Schedule 13D filed by the Reporting Entities (as defined therein) with the Securities and Exchange Commission (the "SEC") on August 5, 1991 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto, filed with the SEC on September 16, 1991 ("Amendment No. 1"), Amendment No. 2 thereto, filed with the SEC on January 6, 1992 ("Amendment No. 2"), Amendment No. 3 thereto, filed with the SEC on June 23, 1992 ("Amendment No. 3"), Amendment No. 4 thereto, filed with the SEC on July 14, 1993 ("Amendment No. 4"), Amendment No. 5 thereto, filed with the SEC on May 9, 1994 ("Amendment No. 5"), Amendment No. 6 thereto, filed with the SEC on July 18, 1994 ("Amendment No. 6"), Amendment No. 7 thereto, filed with the SEC on February 9, 1995 ("Amendment No. 7"), Amendment No. 8 thereto, filed with the SEC on April 15, 1997 ("Amendment No. 8"), Amendment No. 9 thereto, filed with the SEC on June 4, 1997 ("Amendment No. 9"), Amendment No. 10 thereto, filed with the SEC on January 20, 1998 ("Amendment No. 10") and Amendment No. 11 thereto, filed with the SEC on March 23, 1999 ("Amendment No. 11"). The Original
Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11 are collectively referred to herein as the "Schedule 13D". Unless otherwise defined herein, the capitalized terms used herein have the same meanings assigned to them in the Schedule 13D.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     The Issuer and EMP Acquisition Corp. ("EMP") entered into an Agreement and Plan of Merger, dated as of February 16, 1999 (the "Merger Agreement"), with respect to the merger of EMP with and into the Issuer as provided for in the Merger Agreement (the "Merger"). As of May 7, 1999, the effective date of the Merger (the "Effective Date"), each outstanding share of Common Stock of the Issuer was converted into the right to receive the amount of $7.00 per share, without interest thereon, and, as of such date, such shares were no longer outstanding and were automatically canceled and ceased to exist. Upon consummation of the Merger on the Effective Date, EMP was merged with and into the Issuer, the separate corporate existence of EMP ceased, and the Issuer continued as the surviving corporation (the "Surviving Corporation").

     Pursuant to the Merger Agreement and as of the Effective Date, (i) the directors of EMP immediately prior to the Effective Date became the initial directors of the Surviving Corporation, (ii) the officers of the Issuer immediately prior to the Effective Date continued to serve as the officers of the Surviving Corporation, (iii) the certificate of incorporation of the Issuer, as in effect immediately prior to the Effective Date, was amended and restated in its entirety and such amended and restated certificate of incorporation (the "Restated Certificate of Incorporation") became the initial certificate of incorporation of the Surviving Corporation and (iv) the by-laws of the Issuer, as in effect immediately prior to the Effective Date, were amended and restated in their entirety such that the by-laws of EMP in effect on the Effective Date became the initial by-laws of the Surviving Corporation.

     Pursuant to the Restated Certificate of Incorporation and as of the Effective Date, the total number of shares of stock which the Surviving Corporation has the authority to issue is 3,000 shares of common stock, par value of $.01 per share. A copy of the Restated Certificate of Incorporation is attached hereto as Exhibit 1 and is hereby incorporated by reference in this
Schedule 13D/A.

     As of the close of business on the Effective Date, the Class A Common Stock of the Issuer ceased to trade on the New York Stock Exchange. In addition, as of the Effective Date, the registration of the Class A Common Stock of the Issuer under Section 12(g) of the Act was terminated.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

     (a) Pursuant to Rule 13d-3(d) of the Act, the following table sets forth, as of the Effective Date, the beneficial ownership of shares of Class A Common Stock of each Reporting Entity, each general partner of such Reporting Entities, and each person controlling such partners.

                                                                              Percent of
                                                                                Class A       Percent of
                                                    Amount of Beneficial        Common          Voting
                                                         Ownership               Stock          Power
                                                            (1)                   (2)            (2)
                                                   ----------------------     -----------     ----------
PEMIMA, L.P.                                                 0                     0              0
Michael J. Boylan                                            0                     0              0
Peter J. Callahan                                            0                     0              0
Maynard Rabinowitz                                           0                     0              0
Boston Ventures Limited Partnership III                      0                     0              0
Boston Ventures Limited Partnership IIIA                     0                     0              0
Boston Ventures Company Limited Partnership III              0                     0              0
Anthony J. Bolland                                           0                     0              0
Roy F. Coppedge, III                                         0                     0              0
Martha H.W. Crowninshield                                    0                     0              0
William F. Thompson                                          0                     0              0
Richard C. Wallace                                           0                     0              0
James M. Wilson                                              0                     0              0

(1)  Boston Ventures Company Limited Partnership III, as the sole general partner of each of B.V. III and
     B.V. IIIA, is deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such limited partnerships and to have shared voting and investment power with respect to such shares.

     In connection with the transfer of the shares of Class A Common Stock and Class C Common Stock by
     Messrs. Boylan, Callahan and Rabinowitz to PEMIMA on December 30, 1997, PEMIMA has assumed all rights, obligations and duties of Messrs. Boylan, Callahan and Rabinowitz pursuant to the
     Stockholders Agreement. As a result of the Stockholders Agreement, PEMIMA, Mr. Boylan (as general partner of PEMIMA) and Boston Ventures may be deemed to have shared voting power with respect to the shares of Class C Common Stock and Class A Common Stock of the Issuer held by them.

(2)  The stated percentages reflect combined power of all classes of common stock to vote for directors.
     Class A Common Stock has one vote per share on all matters. Class C Common Stock has three votes per share on all matters. The percentage of voting power indicated reflect the power of Class A Common
     Stock into which the Class C Common Stock is convertible.

     (b) See footnotes 1 and 2 to Item 5(a) above. Each of Messrs. Bolland, Coppedge, Thompson, Wallace and Wilson and Ms. Crowninshield, in his or her respective capacity as general or special limited partner of Boston Ventures Company Limited Partnership III, is deemed to be the beneficial owner of the shares of Class C Common Stock beneficially owned by Boston Ventures Company Limited Partnership III and to have shared voting and investment power with respect to such shares. Mr. Boylan, as the sole general partner of PEMIMA, is deemed to be the beneficial owner of the shares of Common Stock beneficially owned by PEMIMA and to have shared voting power and sole investment power with respect to such shares.

     (c) Pursuant to the Merger and as of the Effective Date, each Reporting Entity listed below received $7.00 per share, without interest thereon, for the number of shares of Common Stock of the Issuer set forth below opposite the name of such Reporting Entity:

                                                                  Shares of
                                            Shares of              Class C
                                             Class A            Common Stock
                                           Common Stock              (1)
                                           ------------         ------------
PEMIMA, L.P.                                  339,859            8,335,597.2
Boston Ventures Limited Partnership III       531,376            9,786,805.7
Boston Ventures Limited Partnership IIIA      140,078            2,579,602.1

(1) Shares of Class C Common Stock of the Issuer are convertible at any time into an equivalent number of shares of Class A Common Stock of the Issuer.

     (e) As of the Effective Date, each of the Reporting Entities ceased to be a beneficial owner of more than five percent of the Class A Common Stock.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 Restated Certificate of Incorporation of the Issuer, as of the Effective Date.

Exhibit 2 Agreement and Plan of Merger dated as of February 16, 1999, by and among the Issuer and EMP (incorporated by reference to Exhibit No. 1 to Amendment No. 11, filed with the SEC on March 23, 1999).

Exhibit 3 Joint Filing Agreement, by and among Boston Ventures, Messrs. Boylan, Callahan and Rabinowitz and PEMIMA, dated January 20, 1998 (incorporated by reference to Exhibit No. 1 to Amendment No. 10, filed with the SEC on January 20, 1998).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2000

                         BOSTON VENTURES LIMITED PARTNERSHIP III
                         By: Boston Ventures Company Limited Partnership III, its General Partner

                         By: /s/ Roy F. Coppedge, III
                             ------------------------------
                         Roy F. Coppedge, III
                         General Partner of Boston Ventures Company Limited Partnership III


                         BOSTON VENTURES LIMITED PARTNERSHIP IIIA
                         By: Boston Ventures Company Limited Partnership III, its General Partner


                         By: /s/ Roy F. Coppedge, III
                             ------------------------------
                         Roy F. Coppedge, III
                         General Partner of Boston Ventures Company
                         Limited Partnership III


                         PEMIMA, L.P.

                         By: /s/ Michael J. Boylan
                             ------------------------------
                             Michael J. Boylan
                             General Partner


                         /s/ Michael J. Boylan
                         ------------------------------
                         Michael J. Boylan


                         /s/ Peter J. Callahan
                         ------------------------------
                         Peter J. Callahan


                         /s/ Maynard Rabinowitz
                         ------------------------------
                         Maynard Rabinowitz

                                  EXHIBIT INDEX

Exhibit 1 Restated Certificate of Incorporation of the Issuer, as of the Effective Date.

Exhibit 2 Agreement and Plan of Merger dated as of February 16, 1999, by and among the Issuer and EMP (incorporated by reference to Exhibit No. 1 to Amendment No. 11, filed with the SEC on March 23, 1999).

Exhibit 3 Joint Filing Agreement, by and among Boston Ventures, Messrs. Boylan, Callahan and Rabinowitz and PEMIMA, dated January 20, 1998 (incorporated by reference to Exhibit No. 1 to Amendment No. 10, filed with the SEC on January 20, 1998).